NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

June 10, 2024

Jimmy McNamara

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adia Nutrition, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed May 24, 2024

File No. 024-12427

Dear Mr. McNamara:

This is in response to the letter of comment of the Staff dated June 5, 2024, relating to the captioned Offering Statement on Form 1-A of Adia Nutrition, Inc. (the “Company”). Each of the Staff’s comments are addressed below, seriatim:

Amendment No. 2 to Offering Statement on Form 1-A

Offering Summary, page 3

1.	We note your response to comment 6, including the removal of “Inventory” from the Use of Proceeds section. We continue to note your disclosure here, and elsewhere, that you will apply the proceeds of this offering to “build [y]our inventory levels.” Please advise or revise.

Please be advised that references to the Company’s building inventory have been removed, in response to such comment, to align the disclosure with the Use of Proceeds section.

Business Plan

Growth and Expansion, page 19

2.	We note your response to comment 14 and we note your disclosure that “[i]n the long term, [you] intend to explore opportunities to expand [y]our market reach and geographic presence by entering new regions and establishing partnerships with healthcare providers and distributors worldwide.” We re-issue our comment in part. Please provide further details regarding the applicable international regulatory landscape for your intended geographic expansion worldwide, or otherwise advise.

Please be advised that references to “worldwide” have been removed from the disclosure, in response to such comment, and the disclosure revised accordingly.

Plan of Business, page 19

3.	We note your response to comment 16 and re-issue. We note your disclosure that you “anticipate” beginning to generate revenues over the next twelve months. Please revise to clarify, if true, that this is a goal, or otherwise advise.

Please be advised that references to “anticipate” have been removed from the disclosure, in response to such comment, in favor of the term “goal.”

Regulatory Considerations, page 20

4.	We note your response to comment 11, including that the autologous hematopoietic stem cell transplants and natural supplements do not require FDA approval, and that you will not be required to submit a premarket safety notification to the FDA with respect to the nutritional supplements. Please expand your disclosure to clarify whether you will be subject to manufacturing, labeling, or marketing regulations, including non-FDA regulations, or otherwise advise.

Please be advised that the subject disclosure has been revised, in response to such comment,

Management’s Discussion and Analysis of Financial Condition and Results of Operations Background, page 21

5.	We note your response to comment 10, including your disclosure that you assigned the ownership of Hydration Foundation, Inc. to Mr. Greene on January 22, 2024. With respect to the reference to your sole subsidiary on page 1 and your current subsidiary on page 8, please clarify whether Hydration Foundation, Inc. is a current subsidiary of your company.

Please be advised that the disclosure has been revised to clarify that Hydration Foundation is no longer a subsidiary of the Company, in response to such comment.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Adia Nutrition, Inc.